FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press released date November 16, 2009 regarding Hitachi comments on the articles of Hitachi’s financial policy

2.	Press released date November 16, 2009 regarding issuance and sale of new shares and issuance of call option attached unsecured bonds with stock acquisition rights (convertible bonds)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date November 16, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Comments on the Articles of Hitachi’s Financial Policy

Tokyo, November 16, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) commented on news articles that reported Hitachi’s financial policy. These articles weren’t based on Hitachi’s decision or disclosure.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 400,000 employees worldwide. Fiscal 2008 (ended March 31, 2009) consolidated revenues totaled 10,000 billion yen ($102.0 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials, logistics and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

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FOR IMMEDIATE RELEASE

Issuance and Sale of New Shares and Issuance of Call Option Attached

Unsecured Bonds with Stock Acquisition Rights (Convertible Bonds)

Tokyo, November 16, 2009 — Hitachi, Ltd. (Hitachi; TSE: 6501 / NYSE:HIT) announced that, pursuant to a decision by the President and Chief Executive Officer made pursuant to authority granted to him at the October 29, 2009 Board of Directors meeting, Hitachi decided to issue and offer new shares and to issue 130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause).

I. Purpose of Financing

The Hitachi Group is currently transforming its business portfolio and establishing a stable and profitable business structure. At the same time, the Hitachi Group is focusing on its “Social Innovation Business,” which consists of its information and telecommunication systems and social infrastructure businesses, as well as businesses that integrate these businesses, and seeks to become a global leader in the Social Innovation Business. The following are its specific business strategies:

•	Strengthening Hitachi’s Social Innovation Business

Hitachi aims to achieve sustainable growth by implementing a variety of measures in its information and telecommunication systems and social infrastructure businesses, which form the core of its Social Innovation Business, as well as its high functional materials and components business, which enhances its Social Innovation Business.

•	Restructuring businesses and implementing cost reduction measures

Hitachi aims to establish a stable and profitable business structure through restructuring, including exiting or selling underperforming businesses.

•	Strengthening of Hitachi’s consolidated group management

Hitachi aims to improve its competiveness and profitability by fostering closer ties and establishing a closer capital relationship between consolidated group companies and facilitating the timely implementation of business strategies and other initiatives. For example, Hitachi is currently in the process of converting five listed subsidiaries into wholly owned subsidiaries that form the core of its Social Innovation Business.

Hitachi decided to issue both new shares and unsecured convertible bond type bonds with stock acquisition rights in order to raise the funds necessary to maintain and improve its financial structure and engage in strategic investments while, at the same time, avoiding large scale dilution of its common stock in a short period of time by issuing both shares and unsecured convertible bond type bonds with stock acquisition rights.

Through this financing and the implementation of the strategies above, particularly the strengthening of its Social Innovation Business, Hitachi strives to establish a foundation for medium- to-long-term growth and maximize profits for its stockholders and other stakeholders.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

II. Issuance and Sale of New Shares

1. Issuance and Offering of New Shares

(1)	Type and Number of Shares to Be Offered

A total of 1,090,000,000 shares of Hitachi’s common stock, as shown in 1 through 3 below.

1 400,000,000 shares of Hitachi’s common stock to be purchased and underwritten by Japanese Underwriters in a public offering conducted in Japan, see (4)(i) below.

2 600,000,000 shares of Hitachi’s common stock to be purchased and underwritten by International Managers in an offering conducted overseas, see (4)(ii) below.

3 Up to an additional 90,000,000 shares of Hitachi’s common stock pursuant to an option to purchase granted by Hitachi to the International Managers, see (4)(ii) below.

(2)	Determination of Issue Price	The amount to be paid will be determined on a day in the period from December 7, 2009 (Mon.) to December 10, 2009 (Thu.) (the “Pricing Date”) pursuant to the method stated in Article 25 of the Regulations Concerning Underwriting of Securities, etc. established by the Japan Securities Dealers Association.

(3)	Amount by Which Stated Capital and Capital Reserve Are to Be Increased	The amount by which stated capital is to be increased will be half of the maximum amount by which stated capital could be increased, as calculated in accordance with the provisions of Article 14, paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from such calculation being rounded up to the nearest yen. The amount by which capital reserve is to be increased will be the amount obtained by subtracting the amount by which stated capital is to be increased from the maximum amount by which stated capital could be increased.

(4)	Offering Method	The shares will be offered simultaneously domestically and overseas.
(i)

Domestic Offering

The domestic offering (the “Japanese Offering”) will be a public offering and the joint lead managers, together with several Japanese underwriters, will purchase and underwrite all of the shares for the Japanese Offering.

(ii)

International Offering

The international offering (the “International Offering”) will be an offering overseas (provided, however that sales of shares in the United States and Canada will be limited to qualified institutional buyers), and the joint lead managers, together with several co-managers, will purchase and underwrite all of the shares for the International Offering. In addition, pursuant to (1)3 above, Hitachi has granted the International Managers an option to purchase up to an additional 90,000,000 shares of Hitachi’s common stock.

As to the number of shares to be offered, the offerings in (i) and (ii) above contemplate 400,000,000 shares in the Japanese Offering and 690,000,000 shares (600,000,000 shares to be purchased and underwritten as described in (1)2 above and 90,000,000 additional shares as described in (1)3 above), however, the final breakdown will be determined, taking market demand into consideration, on the Pricing Date.

In addition, the offer price (the “Offer Price”) for the offerings in (i) and (ii) above will be determined on the Pricing Date based on the provisional range calculated by multiplying the closing price of the shares of Hitachi’s common stock on the First Section of the Tokyo Stock Exchange on the Pricing Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (any amount less than one yen will be truncated) and then taking market demand and other factors into account, in accordance with the method stated in Article 25 of the Regulations Concerning Underwriting of Securities, etc. established by the Japan Securities Dealers Association.

(5)	Underwriters’ Compensation	Hitachi will not pay an underwriting fee. Instead, the underwriters will receive the difference between the Offer Price and the Issue Price to be paid to Hitachi.

(6)	Subscription Period (Domestic)	The subscription period will be the business day immediately following the Pricing Date and two business days immediately following the Pricing Date.

(7)	Payment Date	The payment date will be on a day in the period between December 14, 2009 (Mon.) and December 17, 2009 (Thu.), provided, however, that such day is the fifth business day immediately following the Pricing Date.

(8)	Offered Share Unit	1,000 shares

(9)	All necessary decisions in connection with the issuance of new shares, including the Issue Price, the amount by which stated capital and capital reserve are to be increased and the Offer Price, will be made by Hitachi’s President and Chief Executive Officer.

(10)	The Japanese Offering is conditional upon the effectiveness of the registration made through a securities registration statement thereof pursuant to the Financial Instruments and Exchange Law.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

2. Secondary Offering of Hitachi’s Shares (By Way of Over-Allotment)

(1)	Type and Number of Shares to be Offered

60,000,000 shares of Hitachi’s common stock

The above figure represents an upper limit. Based on market demand during the Japanese Offering, the number of shares to be offered by over-allotment may be reduced or a secondary offering by over-allotment may not occur at all. The number of shares to be offered in the secondary offering, taking into consideration market demand, will be determined on the Pricing Date.

(2)	Selling Price	To be determined. (The selling price will be determined on the Pricing Date. In addition, the selling price will be the same as the Offer Price for the new shares.)

(3)	Selling Method	In the Japanese Offering, taking into consideration market demand, one of the Japanese Underwriters will sell a maximum of 60,000,000 shares of Hitachi’s common stock borrowed from Hitachi’s shareholders in Japan.

(4)	Subscription Period	The same as for the Japanese Offering.

(5)	Delivery Date	The business day immediately following the payment date for the Japanese Offering.

(6)	Offered Share Unit	1,000 shares

(7)	All necessary decisions in connection with the secondary offering of shares, including the selling price, will be made by Hitachi’s President and Chief Executive Officer.

(8)	The secondary offering by way of over-allotment is conditional upon the effectiveness of the registration made through a securities registration statement thereof pursuant to the Financial Instruments and Exchange Law.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

3. Issuance of New Shares by Way of Third-Party Allotment

(1)	Type and Number of Shares to Be Offered	60,000,000 shares of Hitachi’s common stock

(2)	Determination of Issue Price	To be determined on the Pricing Date. In addition, the Issue Price will be the same as the Offer Price for the new shares.

(3)	Amount by Which Stated Capital and Capital Reserve Are to Be Increased	The amount by which stated capital is to be increased will be half of the maximum amount by which stated capital could be increased, as calculated in accordance with the provisions of Article 14, paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from such calculation being rounded up to the nearest yen. The amount by which capital reserve is to be increased will be the amount obtained by subtracting the amount by which stated capital is to be increased from the maximum amount by which stated capital could be increased.

(4)	Subscription Period (Subscription Date)	December 24, 2009 (Thu.)

(5)	Payment Date	December 25, 2009 (Fri.)

(6)	Offered Share Unit	1,000 shares

(7)	Hitachi will discontinue the issuance of shares that have not been subscribed to by the subscription period (subscription date) in (4) above.

(8)	All necessary decisions in connection with the issuance of new shares by way of third-party allotment, including the Issue Price and the amount by which stated capital and capital reserve are to be increased, will be made by Hitachi’s President and Chief Executive Officer.

(9)	The issuance of new shares by way of third-party allotment is conditional upon the effectiveness of the registration made through a securities registration statement thereof pursuant to the Financial Instruments and Exchange Law.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

III. Issuance of 130% Call Option Attached Unsecured Convertible Bond Type Bonds with Stock Acquisition Rights (8th Series) (with inter-bond pari passu clause)

(1)	Offering Method	Public offering in Japan

(2)	Face Value	¥100 billion

(3)	Amount of Each Bond	¥1 million

(4)	Total Amount of the Bonds	¥100 billion

(5)	Issue Price of the Bonds	¥100 per each ¥100 of each bond

(6)	Interest Rate	To be determined on November 27, 2009 in a range between 0.10% and 0.40% per annum.

(7)	Redemption Price	¥100 per each ¥100 of each bond

(8)	Redemption Date	December 12, 2014

(9)	Advance Redemption Due to Reorganization	In the event Hitachi engages in reorganization procedures, Hitachi shall redeem all of the remaining bonds before maturity at a rate of ¥100 per each ¥100 of each bond.

(10)	Advance Redemption Due to Delisting	In the event there is a tender offer for the shares of Hitachi’s common stock, Hitachi shall redeem all the remaining bonds before maturity at a rate of ¥100 per each ¥100 of each bond.

(11)	130% Call Option Provision	When each of the closing prices of the shares of Hitachi’s common stock at the Tokyo Stock Exchange on 20 continuous trading days are 130% or more of the conversion price of the bonds applicable on those trading days, Hitachi has an option to redeem all the remaining bonds on a specified redemption date after January 3, 2013 at a rate of ¥100 per each ¥100 of each bond.

(12)	Type of Shares Subject to the Stock Acquisition Rights	Shares of Hitachi’s common stock

(13)	Conversion Price	The conversion price will be determined on a day between December 7, 2009 and December 10, 2009 (the “Conversion Pricing Date”), pursuant to a formula to be approved by Hitachi’s President and Chief Executive Officer on November 27, 2009. In the formula for the conversion price, the initial conversion price will be presented as the closing price of shares of Hitachi’s common stock in regular transactions on the Tokyo Stock Exchange on the Conversion Pricing Date (or if no sale takes place on the Tokyo Stock Exchange on that day, the closing price at which a sale of shares is effected on the Tokyo Stock Exchange immediately thereafter) multiplied by a value within a specified range around 130%.

(14)	Amount by Which Stated Capital and Capital Reserve Are to Be Increased	The amount by which stated capital is to be increased will be half of the maximum amount by which stated capital could be increased, as calculated in accordance with the provisions of Article 14, paragraph 1 of the Rules of Account Settlement of Corporations, with any fraction less than one yen resulting from such calculation being rounded up to the nearest yen. The amount by which capital reserve is to be increased will be the amount obtained by subtracting the amount by which stated capital is to be increased from the maximum amount by which stated capital could be increased.

(15)	Payment Date	The payment date will be on any day in the period from December 14, 2009 to December 17, 2009, provided, however, that such day is the fifth business day immediately following the Conversion Pricing Date.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

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1. Secondary Offering of Hitachi’s Shares (By Way of Over-Allotment)

Regarding the over-allotment described in Section II.2, above (“Secondary Offering of Shares (By Way of Over-Allotment)”), in the Japanese Offering described in Section II.1, above (“Issuance and Offering of New Shares”), taking into consideration market demand, a maximum of 60,000,000 shares of Hitachi’s common stock borrowed by one of the Japanese underwriters from Hitachi’s shareholders will be sold in Japan. While Hitachi plans to offer 60,000,000 shares by way of the over-allotment, this represents the maximum number of shares to be offered, and Hitachi may reduce the number of shares offered or not conduct the over-allotment at all due to, among other things, the level of demand.

Furthermore, in connection with the over-allotment, so that the Japanese underwriter above may procure the shares necessary to return the shares it borrowed from the above Hitachi shareholders (below, the “Borrowed Shares”), under authority granted by resolution of the Board of Directors of Hitachi at the board meeting held on Thursday, October 29, 2009, the President and Chief Executive Officer has decided to offer 60,000,000 shares to the Japanese underwriter by way of a of a third-party allotment (below, the “Issuance of New Shares by Way of Third-Party Allotment”)

Also, during the period from the day after the end of the subscription period for the offering by way of the Japanese Offering and the over-allotment to December 17, 2009 (below, the “Syndicate Cover Transaction Period”), the Japanese underwriter above may also purchase shares of common stock of Hitachi on the Tokyo Stock Exchange, up to the number of shares to be offered in the Offering by Way of Over-Allotment (the “Syndicate Cover Transactions”) for the purpose of returning the Borrowed Shares. All shares obtained by the Japanese underwriter by way of Syndicate Cover Transactions will be apportioned for the return of the Borrowed Shares. During the Syndicate Cover Transaction Period, the Japanese underwriter above, at its discretion, may not conduct any Syndicate Cover Transactions or may terminate any Syndicate Cover Transactions before the number of shares purchased reaches the number of shares offered in the Offering by way of Over-Allotment.

Furthermore, the Japanese underwriter above may conduct stabilizing transactions accompanying the Japanese Offering and the Offering by Way of Over-Allotment, and some or all of the shares of Hitachi common stock obtained by these stabilizing transactions may be used to return the Borrowed Shares.

The Japanese underwriter above plans to accept the allotment under the Issuance of New Shares by Way of Third-Party Allotment of an equivalent number of shares of common stock of Hitachi obtained by deducting (a) the number of shares purchased through stabilization transactions and Syndicate Cover Transactions that are to be used to return the Borrowed Shares from (b) the number of shares to be offered in the Offering by Way of Over-Allotment. Accordingly, all or a part of the shares to be issued under the Issuance of New Shares by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the maximum number of shares to be ultimately issued under the Issuance of New Shares by Way of Third-Party Allotment, or in the cancellation of the entire issuance due to forfeiture.

In the event that the Japanese underwriter above accepts the allotment under the Issuance of New Shares by Way of Third-Party Allotment, it shall use the funds obtained from the Offering by Way of Over-Allotment as payment for the number of shares due to be acquired.

The above transaction shall be made by the Japanese underwriter above in consultation with the other joint global coordinator.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

2. Change in the number of issued shares as a result of the capital increase by the Japanese Offering, International Offering and the Third-Party Allotment

Total number of issued shares at present	3,368,126,056
Increase in number of shares by way of offering of new shares (Note 1)	1,090,000,000
Total number of issued shares after the offering of new shares (Note 1)	4,458,126,056
Increase in number of shares by way of third-party allotment (Note 2)	60,000,000
Total number of issued shares after the third-party allotment (Note 2)	4,518,126,056

Notes:	1.	These figures assume that the international managers exercise all of the rights described in Section II.1 “Issuance and Sale of New Shares.”
	2.	These figures assume that the Japanese underwriter subscribes for the maximum number of shares allotted as described in Section II.3. “Issuance of New Shares by Way of Third-Party Allotment” and that those shares are issued.

3. Use of proceeds

(1) Use of proceeds

Hitachi intends to use the net proceeds from the Japanese Offering, International Offering, the issuance of new shares by way of third-party allotment and the issuance of the convertible bonds, estimated to be, in total, no greater than ¥415,665 million, to fund capital expenditures of ¥220 billion to strengthen its Social Innovation Business, to make investments of ¥40 billion to strengthen its Social Innovation Business and to use the remainder to repay Hitachi’s debt.

Hitachi’s plan for capital expenditures to strengthen its Social Innovation Business are as follows.

Industry Segment	Main Details and Objectives	Planned Amount of Capital Expenditure (Billions of Yen)	Planned Period for Implementing the Capital Expenditure
Information & Telecommunication Systems	Overall strengthening of information and telecommunication systems businesses, centered on maintenance and expansion of the software and services business	90.0	Years ending March 31, 2011 and 2012
Power & Industrial Systems	Expansion of power systems, including the nuclear power business, production capabilities and strengthening of research and development in transportation and urban planning systems	100.0	Years ending March 31, 2011 and 2012
Power & Industrial Systems	Expansion of lithium-ion battery-related production capabilities	30.0	Years ending March 31, 2011 and 2012
Digital Media & Consumer Products
High Functional Materials & Components

Total	—	220.0	—

Note:	Regarding the degree of expansion following the completion of the above capital expenditure plan, as Hitachi produces a large variety of products, it is difficult to provide more detail.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

Hitachi’s plan for investments to strengthen its Social Innovation Business are as follows.

Industry Segment	Main Details and Objectives	Planned Amount of Investment (Billions of Yen)	Planned Period for Making the Investments
Information & Telecommunication Systems	Strengthening and expansion of Hitachi’s data center, consulting and storage-related businesses	30.0	Years ending March 31, 2011 and 2012
Power & Industrial Systems	Strengthening and expansion of the power and industrial systems-related business	10.0	Years ending March 31, 2011 and 2012

Total	—	40.0	—

As to repayment of debt, the funds will be used to repay, among other debt, the short-term debt Hitachi incurred to engage in the tender offers for Hitachi Information Systems, Ltd., Hitachi Software Engineering Co., Ltd., Hitachi System & Services, Ltd., Hitachi Plant Technologies, Ltd., and Hitachi Maxell, Ltd. in October 2009.

(2) Changes from the previous use of proceeds

Not applicable.

(3) Effect on performance

Hitachi believes that, through the implementation of strategic investment to strengthen its Social Innovation Business, this fundraising will contribute to maintaining and improving Hitachi’s financial strength and enhance profitability.

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

4. Other

(1) Designation of Party to Receive Distribution

Not applicable.

(2) Information Regarding Dilution

(i)	Information Regarding Dilution Due to Residual Shares Considering the Issuance of New Stock through the Japanese Offering, the International Offering and the Offering by Way of Third-Party Allotment

As a result of the issuance of the convertible bonds, following the issuance of new stock through the Japanese Offering, the International Offering and the offering by way of third-party allotment Hitachi expects the ratio of residual shares to total issued shares to be 34.1%.

(ii)	Information Regarding Dilution Due to Residual Shares

As a result of the issuance of the convertible bonds, as of November 16, 2009 Hitachi expects the ratio of residual shares to total issued shares to be 7.8%.

Notes:	1.	Number of outstanding shares: 3,368,126,056 shares (as of November 16, 2009) Number of shares issued pursuant to the Japanese Offering, the International Offering and the offering by way of third-party allotment (maximum): 1,150,000,000 shares
	2.	The residual share ratio has been calculated by dividing the number of residual shares, assuming that all stock options pursuant to the convertible bonds are exercised, by the total number of issued shares as of November 16, 2009. In addition, the assumed conversion price is ¥382 (130% of the ¥294 closing price of shares of Hitachi’s common stock on the Tokyo Stock Exchange on November 13, 2009).

This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

(3) About the lock-up

In connection with the Japanese Offering and the International Offering, Hitachi has agreed not to, without the prior written consent of the joint global coordinators, during the period beginning on the date of the signing of the underwriting agreements and ending 180 days from the date of the delivery of the shares, issue or otherwise transfer or dispose of shares of Hitachi’s common stock, any marketable securities that are convertible or otherwise exchangeable for shares of Hitachi’s common stock, or any marketable securities that represent the right to receive shares of Hitachi’s common stock (provided, however, that the issuance of shares of Hitachi’s common stock in the Japanese Offering, the International Offering and the Issuance of New Shares by Way of Third-Party Allotment, the issuance of the convertible bond type bonds and the conversion thereof, a share-for-share exchange, a stock split, etc. are excluded).

In connection with the issuance of the convertible bonds, Hitachi has agreed not to, without the prior written consent of the joint lead managers for the convertible bond offering, during the period beginning on the date of the signing of the underwriting agreements and ending 180 days from the business day immediately following the payment date, issue or otherwise transfer or dispose of shares of Hitachi’s common stock, any marketable securities that are convertible or otherwise exchangeable for shares of Hitachi’s common stock, or any marketable securities that represent the right to receive shares of Hitachi’s common stock (provided, however, that the issuance of shares of Hitachi’s common stock in the Japanese Offering, the International Offering and the Issuance of New Shares by Way of Third-Party Allotment, the issuance of the convertible bond type bonds and the conversion thereof, a share-for-share exchange, a stock split, etc. are excluded).

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501) is a leading global technological and industrial company with total revenues of ¥10,000 billion yen ($102.0 billion) for the year ended March 31, 2009. Hitachi’s business is highly diversified, encompassing operations in the following seven segments: Information & Telecommunication Systems; Electronic Devices; Power & Industrial Systems; Digital Media & Consumer Products; High Functional Materials & Components; Logistics, Services & Others; and Financial Services. For more information on Hitachi, please visit Hitachi’s website at http://www.hitachi.com.

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This press release does not constitute an offer for sale of the securities of Hitachi, Ltd. in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.